December 28 2011

H. Roger Schwall

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Energen Corporation and Alabama Gas Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 001-07810

Comment Letter Dated September 27, 2011 (received December 22, 2011)

Dear Mr. Schwall:

As a follow-up to my voicemail, this is to confirm that on December 22, 2011, we received your letter to our Chief Executive Officer, James McManus, dated, September 27, 2011. We plan to respond to the above-referenced letter by January 18, 2012. If you need further information prior to our response please contact Amy McIntyre at 205-326-2747.

Thank you for your assistance with this matter.

Respectfully,

/s/ J. David Woodruff

J. David Woodruff
General Counsel and Secretary